Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

The following communication was made available by Livongo Health, Inc. on Twitter on October 13, 2020.

Livongo @Livongo - 58s “For the first time there was one place to have all of your healthcare needs taken care of and yet not lose the empathy, not lose the human touch, and not lose the connection to physicians,” @GlenTullman. More from @HealthlTnews: Teladoc Health and Livongo’s post-merger plan: one-stop healthca... Jason Gorevic and Glen Tulllman see the deal as a way to offer a longitudinal relationship between clinicians and patients, bringing ... healthcareitnews.com Livongo @Livongo 48s More info: bit.ly/2DnarLF

Teladoc Health and Livongo’s Post-Merger Plan: One-Stop Healthcare

October 13, 2020

By: Kat Jercich

Jason Gorevic and Glen Tullman see the deal as a way to offer a longitudinal relationship between clinicians and patients, bringing doctors, digital tools and data science together for better health.

Two months ago, digital health behemoths Livongo and Teladoc Health announced their $18.5 billion merger under the name Teladoc following huge leaps in earnings for both companies.

The deal, which is expected to be finalized by the end of the fourth quarter in 2020, builds upon the shared company culture at both organizations, said Teladoc Health CEO Jason Gorevic.

“It starts with a common vision: a vision for bringing together two complementary companies, with complementary capabilities and assets driven towards delivering whole person care and changing the healthcare experience for consumers,” said Gorevic during a HLTH VRTL 2020 panel this week.

“That mission-orientation is very strong with both companies,” he said.

The organizations have framed the deal as a way to offer “whole person” healthcare to users.

“We think of it as a consumer-centric virtual care experience, and all of us really want that,” said Glen Tullman, Livongo founder and executive chairman. “So, the idea and the opportunity to put that together in one place from start to finish, that’s really what we saw.”

Tullman said the merger news excited clients and members, “because for the first time there was one place to have all of your healthcare needs taken care of and yet not lose the empathy, not lose the human touch, and not lose the connection to physicians,” he said.

Livongo’s chronic care management strategy, combined with Teladoc’s telehealth network, can allow for health needs to be met on a long-term basis, said the execs.

“Rather than a checkup once a year or two visits for sore throat or the flu and no interactions in between that, this becomes a longitudinal relationship that brings [together] multiple professionals, digital assets and data science all to bear for the consumer,” said Gorevic.

For example, a patient may not notice if their health data is gradually changing over time – such as if their blood pressure numbers are slowly increasing along with a decrease in activity levels. But those shifts may be flagged for clinicians, who can in turn bring them to the attention of individuals and make a change sooner rather than later.

By bringing together digital health capabilities, said Gorevic, companies like Livongo and Teladoc are “really reimagining what primary care should be.”

During the session, Gorevic and Tullman announced that Livongo and Teladoc have made their first cross sale to a major health plan, which they called a “deeply collaborative process.” Guidewell Health, the parent company of Florida Blue, was already working with Teladoc. Now, Livongo’s service will be available to 50,000 Florida Blue members as well.

“Our goal was how [to] get to Livongo to as many people as possible,” said Tullman. ‘The expansion opportunities for us would have taken us years.”

As with other facets of digital health, the coronavirus pandemic has sped up adoption of telemedicine and remote patient monitoring, with Tullman calling telehealth an “essential need” in the face of social distancing.

“It empowers people,” said Tullman. Through patients’ ability to access clinicians from their own homes, more on their own terms, he said, “We put people back in charge.”

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.